UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Fulgent Genetics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

359664109

(CUSIP Number)

Han Lin Gao

c/o Fulgent Genetics, Inc.

4978 Santa Anita Avenue

Temple City, California 91780

(626) 350-0537

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Scott M. Stanton, Esq.

Melanie Ruthrauff Levy, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.

3580 Carmel Mountain Road, Suite 300

San Diego, California 92130

(858) 314-1500

September 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 359664109	Page 2 of 6 Pages

1	Names of reporting persons Han Lin Gao
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO1
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	Citizenship or place of organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole voting power 803,379
	8	Shared voting power
	9	Sole dispositive power 803,379
	10	Shared dispositive power
11		Aggregate amount beneficially owned by each reporting person 803,379[2]
12	Check box if the aggregate amount in row (11) excludes certain shares	☒
13		Percent of class represented by amount in row (11) 3.6% [3]
14		Type of reporting person IN

[1]

The shares of the shares of Common Stock of the Issuer beneficially owned by the Reporting Person (each as defined below)  consist of: (i) 800,000 shares that were acquired upon completion of a reorganization transaction pursuant to which Fulgent Therapeutics LLC (“Fulgent Therapeutics”) became a wholly owned subsidiary of the Issuer (the “Reorganization”), which was completed on September 30, 2016, in connection with the Issuer’s initial public offering

(the “IPO”) and which is described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-213469), related to the IPO, (ii) 2,442 shares of Common Stock that were acquired pursuant the vesting of restricted stock units granted on August 1, 2019, and (iii) 937 shares of Common Stock that may be acquired by the Reporting Person within 60 days after the date hereof pursuant to the vesting of restricted stock units granted on August 1, 2019. See Item 3 of this amended and restated Schedule 13D for additional information.

[2]

Excludes 967,659 shares that have been transferred by the Reporting Person to blind trusts. The Reporting Person is the settlor and sole beneficiary of such blind trusts and does not have any voting or dispositive power with respect to such shares. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

[3]

Calculated based on 22,114,642 shares of Common Stock outstanding as of August 28, 2020, as reported in the Issuer’s definitive proxy statement on Schedule 14A (File No. 001-37894) as filed with the SEC on August 31, 2019 (the “Proxy Statement”), plus 937 shares of Common Stock that may be acquired by the Reporting Person within 60 days after the date hereof pursuant to the vesting of restricted stock units granted on August 1, 2019.

CUSIP NO. 359664109	13D	Page 4 of 6 Pages

Item 1.	Security and Issuer.

This amended and restated Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Fulgent Genetics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4978 Santa Anita Avenue, Temple City, California 91780.

Item 2.	Identity and Background.

(a) This Statement is being filed by Dr. Han Lin Gao (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Fulgent Genetics, Inc., 4978 Santa Anita Avenue, Temple City, California 91780.

(c) The Reporting Person serves as Chief Scientific Officer of the Issuer.

(d)–(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

800,000 of the shares of Common Stock beneficially owned by the Reporting Person were acquired upon completion of the Reorganization. In the Reorganization, all of Fulgent Therapeutics’ Class D voting common units were cancelled in exchange for shares of the Issuer’s Common Stock at a ratio of 7.6-for-1. The Reporting Person acquired 1,767,659 shares of Common Stock of the Issuer in the Reorganization in exchange for the cancellation of 13,434,211 Class D voting common units of Fulgent Therapeutics.

On September 12, 2019, the Reporting Person transferred 500,000 shares of Common Stock (the “2019 Trust Shares”) to a blind trust (the “2019 Blind Trust”) established by the Reporting Person pursuant to a Blind Trust Agreement. On September 15, 2020, the Reporting Person transferred 467,659 shares of Common Stock (the “2020 Trust Shares” and, together with the 2019 Trust Shares, the “Trust Shares”) to a separate blind trust (the “2020 Blind Trust” and, together with the 2019 Blind Trust, the “Blind Trusts”) established by the Reporting Person pursuant to a separate Blind Trust Agreement. The Reporting Person is not a trustee of either of the Blind Trusts and does not have any voting or dispositive power over the Trust Shares. Raymond James Trust, N.A., is the trustee of each of the Blind Trusts and has sole voting and dispositive control over the Trust Shares held by the Blind Trusts. The Trust Shares were transferred to the Blind Trusts without consideration.

2,442 of the shares of Common Stock beneficially owned by the Reporting Person were acquired pursuant the vesting of restricted stock units granted to the Reporting Person on August 1, 2019. 937 of the shares of Common Stock beneficially owned by the Reporting Person are shares that may be acquired by the Reporting Person within 60 days after the date hereof pursuant to the vesting of restricted stock units granted on August 1, 2019.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference.

The Reporting Person holds the shares of Common Stock reported in this Statement for general investment purposes. The Reporting Person may, from time to time, acquire additional, or dispose of, shares of Common Stock or other securities of the Issuer, in his capacity as Chief Scientific Officer of the Issuer or otherwise, or engage in discussions with the Issuer concerning investments in the Issuer. The Reporting Person intends to review his ownership of Common Stock on a continuing basis and, depending upon the price and availability of shares of Common Stock of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, the Reporting Person may decide at any time to increase or to decrease the size of his holdings of the Issuer’s securities.

As discussed in Item 6 of this Statement, on September 15, 2020 the Reporting Person contributed the 2020 Trust Shares to Raymond James Trust, N.A., as Trustee, under a Blind Trust Agreement. The purpose of the

CUSIP NO. 359664109	13D	Page 5 of 6 Pages

Blind Trust Agreement was solely to allow for professional investment management of the assets contributed to the trust for the benefit of the Reporting Person.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 803,379 shares of Common Stock of the Issuer, representing 3.6% of all of the outstanding shares of Common Stock of the Issuer.

The percentage set forth in this Item 5(a) is based on 22,114,642 shares of common stock outstanding as of August 28, 2020, as reported in the Proxy Statement, plus 937 shares of Common Stock that may be acquired by the Reporting Person within 60 days after the date hereof pursuant to the vesting of restricted stock units granted on August 1, 2019.

(b) The Reporting Person has sole power to vote or direct the vote and dispose or direct the disposition of the 803,379 shares of Common Stock that he holds of record. As a result, the Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of 803,379 shares of Common Stock of the Issuer as of and within sixty (60) days after the date hereof. The Reporting Person does not have shared power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

(c) Transactions in issuer’s securities during past 60 days: The Reporting Person has contributed the 2020 Trust Shares to Raymond James Trust, N.A., as Trustee of the 2020 Blind Trust.

(d) Not applicable.

(e) On September 15, 2020, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer. Accordingly, this statement constitutes an exit filing for the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Statement is incorporated herein by reference.

On September 12, 2019 and September 15, 2020 the Reporting Person contributed the Trust Shares to Raymond James Trust, N.A., as Trustee of the Blind Trusts, under separate Blind Trust Agreements. The Trustee holds all voting and dispositive power over the Trust Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Title

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2020	/s/ Han Lin Gao
Han Lin Gao